SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations manager
+46 (0)70 518 8291
Hans Ola Meyer, CFO
+46 (0)70 588 82 92

Atlas Copco completes electric tools sale

Stockholm, Sweden, November 2, 2005: Atlas Copco AB and Techtronic Industries Co. Ltd. have reached an agreement in respect of the final closing balance in the electric tool deal. The result for Atlas Copco AB is a total gain of MSEK 200, net after selling expenses and taxes, which will be recorded during the 4th quarter as net profit on discontinued operations.

On January 3, 2005, Atlas Copco sold its professional electric tool business to Hong Kong based Techtronic Industries Co. Ltd. The divestment included two divisions within the Industrial Technique business area: Atlas Copco Electric Tools, Germany, and Milwaukee Electric Tool, the United States.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

11/7

SEC 82-812

Press Release from the Atlas Copco Group

For further information please contact:
Bengt Kvarnbäck, Business Area President, Compressor Technique
+ 32 3 870 21 10 or +32 (0)475 313 478
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco acquires Dutch compressor company

Stockholm, Sweden, November 2, 2005: Atlas Copco Internationaal B.V. has acquired Dutch compressor company Creemers Compressors B.V. The company has an annual turnover of approximately MSEK 56 (MEUR 6) and 22 employees.

Creemers Compressors B.V. is active in the compressed air business, focussing on the growing automotive aftermarket and wholesale markets in The Netherlands. The company was founded in 1966. It is based in Eindhoven, The Netherlands. See also: www.creemers.nl.

"Through the acquisition, we will be able to serve better the smaller to medium sized automotive aftermarket companies and offer this growing market segment a broad range of industrial compressed air equipment," says Bengt Kvarnbäck, Business Area President, Compressor Technique.

From an organizational point of view, Creemers Compressors B.V. will become part of Atlas Copco Compressor Technique's Industrial Air division. It will continue to operate under the Creemers brand.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production centre located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil injected and oil-free air compressors and Quality Air Solutions used in all kinds of industries. Professional aftermarket support and air monitoring are equally part of the added value product offer. By nature and innovative design Industrial Air provides increased customer value and cares for the environment.